NO ACT

P.E.
10/23/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



14008604

Received SEC

OCT 23 2014

Washington, DC 20549

October 23, 2014

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 10-23-14

Lillian Brown
Wilmer Cutler Pickering Hale and Dorr LLP
lillian.brown@wilmerhale.com

Re: The Walt Disney Company

Dear Ms. Brown:

This is in regard to your letter dated October 23, 2014 concerning the shareholder proposal submitted by the Congregation of Sisters of St. Agnes for inclusion in Disney's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Disney therefore withdraws its October 22, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Sally Ann Brickner, OSF
Congregation of Sisters of St. Agnes
sabrickner@csasisters.org

**Lillian Brown**

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

October 23, 2014

**Via E-mail to shareholderproposals@sec.gov**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Withdrawal of No-Action Request Dated October 22, 2014 Relating to Shareholder Proposal Submitted by Congregation of Sisters of St. Agnes

Ladies and Gentlemen:

We are writing on behalf of our client, The Walt Disney Company (the "Company"), with regard to our letter dated October 22, 2014 (the "No-Action Request") concerning the shareholder proposal and statement in support thereof (the "Shareholder Proposal") submitted by Congregation of Sisters of St. Agnes (the "Proponent") for inclusion in the Company's proxy statement and proxy to be filed and distributed in connection with its 2015 annual meeting of shareholders (the "Proxy Materials"). In the No-Action Request, the Company sought concurrence from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") that the Company could exclude the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(e)(2), on the basis that the Shareholder Proposal was received at the Company's principal executive offices after the deadline for submitting shareholder proposals to the Company.

The Proponent has withdrawn the Shareholder Proposal by e-mail dated October 22, 2014 (attached as Exhibit A to this letter). In reliance on the Proponent's e-mail, the Company is withdrawing the No-Action Request.

If the Staff has any questions with regard to this matter, or requires additional information, please contact the undersigned at 202-663-6743 or at lillian.brown@wilmerhale.com. Any further correspondence with regard to this matter may be directed to me at the above e-mail address, as well as to Roger Patterson, Associate General Counsel and Assistant Secretary, The Walt Disney Company, at Roger.Patterson@disney.com.

Best regards,



Lillian Brown

Enclosure

cc: Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

Sally Ann Brickner, OSF, Ph.D.
Coordinator of Justice, Peace and Ecology
Congregation of Sisters of St. Agnes
320 County Road K
Fond du Lac, WI 54937
sabrickner@csasisters.org

**Exhibit A**

**From:** Sally Ann Brickner [mailto:sabrickner@csasisters.org]
**Sent:** Wednesday, October 22, 2014 1:15 PM
**To:** alan.braverman@disney.com
**Cc:** Lillian.Brown@wimmerhale.com; Patterson, Roger; Sally Ann Brickner
**Subject:** Withdrawal of Shareholder Proposal by CSA

October 22, 2014

Dear Mr. Braverman,

In light of your notice through counsel that the Shareholder Resolution of the Congregation of Sisters of St. Agnes was received by your office after the final date for filing, the Congregation of Sisters of St. Agnes is withdrawing its Resolution on Corporate Lobbying Disclosure. We would still ask that you move forward on expanding your disclosure on lobbying and would be glad to set up a call to discuss this.

*Your Sister in Christ,*
*Sally Ann Brickner, OSF*
Justice, Peace, and Integrity of Creation Coordinator
Congregation of Sisters of St. Agnes
Fond du Lac, WI 54935
(920) 907-2315
sabrickner@csasisters.org

*"If you want peace, work for justice." Pope Paul VI*

**Lillian Brown**

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

October 22, 2014

**Via E-mail to shareholderproposals@sec.gov**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Exclusion of Shareholder Proposal Submitted by Congregation of Sisters of St. Agnes

Ladies and Gentlemen:

We are writing on behalf of our client, The Walt Disney Company (the "Company"), to inform you of the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2015 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Shareholder Proposal") submitted by the Congregation of Sisters of St. Agnes (the "Proponent") relating to disclosure of the Company's policy and procedures, and the amounts spent by the Company, related to corporate lobbying.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(e)(2) under the Securities Exchange Act of 1934 (the "Exchange Act"), on the basis that the Proponent failed to comply with the deadline for the submission of shareholder proposals provided by Exchange Act Rule 14a-8(e)(2).

Pursuant to Exchange Act Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company is submitting electronically to the Commission this letter and the Shareholder Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

**Background**

On September 29, 2014, the Company received the Shareholder Proposal from the Proponent for inclusion in the Proxy Materials. The Shareholder Proposal includes the following resolution:

**Resolved**, the shareholders of The Walt Disney Company ("Disney") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Disney used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Disney's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of management's decision making process and the Board's oversight for making payments described in sections 2 and 3 above.

**Basis for Exclusion**

We respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(e)(2) because the Shareholder Proposal was received at the Company's principal executive offices after the deadline for submitting shareholder proposals to the Company.

***The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(e)(2) Because It Was Received at the Company's Executive Offices After the Deadline For Submitting Shareholder Proposals***

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), the Company disclosed in its 2014 proxy statement the deadline for submitting shareholder proposals, as well as the method for submitting such proposals, for the Company's 2015 annual meeting of shareholders. Specifically, page 15 of the Company's 2014 proxy statement (attached as Exhibit B to this letter) states:

> To be eligible for inclusion in the proxy statement for our 2015 Annual Meeting, shareholder proposals must be received by the

> Company's Secretary no later than the close of business on September 26, 2014. Proposals should be sent to the Secretary, The Walt Disney Company, 500 South Buena Vista Street, Burbank, California 91521-1030 and follow the procedures required by SEC Rule 14a-8.

Further, Rule 14a-8(e)(2) indicates that the deadline for Rule 14a-8 shareholder proposals is no less than 120 days before the release date of the previous year's proxy statement, unless the date of the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2014 annual meeting of shareholders was held on March 18, 2014. The Company's 2015 annual meeting of shareholders is currently scheduled to be held on March 12, 2015 but in no event will the date of the meeting be moved by more than 30 days from the date of the 2014 annual meeting of shareholders. Thus, the deadline for shareholder proposals is that which was disclosed in the Company's 2014 proxy statement, September 26, 2014.

While the Shareholder Proposal is dated September 23, 2014, the Company received the Shareholder Proposal on September 29, 2014, three days following the deadline set forth in the Company's 2014 proxy statement.[1] This is evidenced by the internal tracking sticker (attached as Exhibit C to this letter) from the Company's mailroom, which shows that the Shareholder Proposal was not delivered to the Company until Monday, September 29, 2014. In addition, when correspondence is received at the Company it is also date stamped, and the Shareholder Proposal is date stamped September 29, 2014 (see Exhibit A).

The Staff has strictly enforced the deadline for the submission of shareholder proposals and has previously concurred with the exclusion of proposals pursuant to Rule 14a-8(e)(2) on the basis that the proposals were untimely submitted. *See, e.g.*, BioMarin Pharmaceutical Inc. (March 14, 2014) (concurring in the exclusion of a proposal that was received five days after the submission deadline); Dean Foods Company (January 27, 2014) (concurring in the exclusion of a proposal that was received three days after the submission deadline); General Electric Company (January 24, 2013) (concurring in the exclusion of a proposal that was received one day after the submission deadline, even though postmarked prior to the submission deadline); Equity LifeStyle Properties, Inc. (February 10, 2012) (concurring in the exclusion of a proposal when it was received after the submission deadline, even though it was mailed prior to the deadline); Verizon Communications Inc. (January 7, 2011) (concurring in the exclusion of a proposal received one day after the deadline and postmarked on the submission deadline); and Johnson & Johnson (January 13, 2010) (concurring in the exclusion of a proposal received one day after the deadline).

[1] The Company has not provided the Proponent with a deficiency notice under Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Rule 14a-8(f)(1), "A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline."

It is the responsibility of the proponent to submit the Shareholder Proposal by means that ensures receipt prior to the submission deadline. *See* Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). In SLB 14, the Staff is clear that a proposal "must be received at the company's principal executive offices by [the submission deadline];" and the Staff encourages a proponent to "submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices." Further, Rule 14a-8(e)(2) refers to a proposal being "received" at the company's principal executive offices; a proposal's date and the date upon which the proposal was sent are irrelevant. The Staff has been consistent in permitting companies to omit proposals that are received after the deadline, even though there have been good faith efforts by the proponent to comply. *See, e.g.*, PepsiCo, Inc. (January 3, 2014) (concurring in the exclusion of a proposal received three days after the submission deadline, even though it was sent prior to, and scheduled for delivery on, the deadline) and City National Corporation (January 17, 2008) (concurring in the exclusion of a proposal received one day after the submission deadline, even though it was mailed one week earlier).

**Conclusion**

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(e)(2), on the basis that the Shareholder Proposal was received at the Company's principal executive offices after the deadline for submitting shareholder proposals to the Company.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 202-663-6743 or at lillian.brown@wilmerhale.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Roger Patterson, Associate General Counsel and Assistant Secretary, The Walt Disney Company, at Roger.Patterson@disney.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Best regards,



Lillian Brown

Enclosures

cc: Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

Sally Ann Brickner, OSF, Ph.D.
Coordinator of Justice, Peace and Ecology
Congregation of Sisters of St. Agnes
320 County Road K
Fond du Lac, WI 54937
sabrickner@csasisters.org

# EXHIBIT A



CSA
*Congregation of Sisters of St. Agnes*
*Promoting Justice, Building Community*

RECEIVED

SEP 29 2014

ALAN BRAVERMAN

September 23, 2014

**VIA OVERNIGHT MAIL**

Alan N. Braverman
Senior Executive Vice President, General Counsel and Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-1030

Dear Secretary Braverman:

On behalf of the Congregation of Sisters of St. Agnes, I give notice that pursuant to the 2015 proxy statement of Walt Disney Company (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Congregation intends to support the attached proposal (hereafter referred to as the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Congregation holds 105 shares of Walt Disney Company (DIS) (the "Shares"), has held the Shares for more than a year, and intends to hold the Shares through the date on which the next Annual Meeting will be held. Certification from Keybank NA (dated September 23, 2014) of the Congregation's holding of Walt Disney Co. shares is included with this communication.

The Proposal is attached. I represent that the Congregation or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Congregation has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at the address below:

Sally Ann Brickner, OSF, Ph.D.
Coordinator of Justice, Peace and Ecology
Congregation of Sisters of St. Agnes
320 County K
Fond du Lac, WI 54937
(P) 920-907-2315 (F) 920-921-8177

Sincerely,

Sally Ann Brickner, Ph.D, OSF

Sally Ann Brickner, OSF
Justice, Peace and Ecology Coordinator

Enclosures



**KeyBank National Association**
Mailcode: OH-01-27-1401
Institutional Custody Services
127 Public Square
Cleveland, OH 44114-1306

September 23, 2014

Alan N. Braverman
Senior Executive Vice President, General Counsel and Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-1030

Dear Mr. Braverman:

KeyBank National Association is the record holder of securities for the benefit of the Congregation of Sisters of Saint Agnes. As such, we confirm that as of September 23, 2014, the Congregation of Sisters of St. Agnes holds 105 shares of Walt Disney Co. (DIS), thus the necessary $2,000.00 worth of stock required for filing a shareholder resolution. We also confirm that said stock has been held by the Congregation for more than the required 12 month period.

Please contact me if you require any additional information regarding the holding of the above security.

Sincerely,

Barbara B. McKee
Sr. Client Administrator
KeyBank, N.A.
Institutional Asset Services

**Whereas,** corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value, and

**Whereas,** we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

**Resolved,** the shareholders of The Walt Disney Company ("Disney") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Disney used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Disney's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's decision making process and the Board's oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Disney is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on the company's website.

**Supporting Statement**

As shareholders, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation both directly and indirectly. Disney does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. Disney does disclose its non-deductible trade association payments under Section 162(e)(1)(B) of the Internal Revenue Code. This disclosure only applies to political contributions and means our company is not disclosing payments used for lobbying, which are non-deductible under Section 162(e)(1)(A). This leaves a serious disclosure gap, as trade associations generally spend far more on lobbying than on political contributions. Transparent reporting would reveal whether company assets are being used for objectives contrary to Disney's long-term interests.

Disney spent approximately $7.46 million in 2012 and 2013 on direct federal lobbying activities (opensecrets.org). This figure does not include lobbying expenditures to influence legislation in states, where Disney also lobbies. For example, in 2013, Disney spent $434,919 on lobbying in California. Disney's lobbying on sick leave has drawn scrutiny ("Mothers Group Petitions Disney over Sick Pay Laws," *Reuters*, Apr. 26, 2013).

We encourage our Board to require comprehensive disclosure related to its direct, indirect, and grassroots lobbying.

**EXHIBIT B**

Shareholders and other persons interested in communicating directly with the independent Lead Director or with the non-management Directors as a group may do so by writing to the independent Lead Director, The Walt Disney Company, 500 South Buena Vista Street, Burbank, California 91521-1030. Under a process approved by the Governance and Nominating Committee of the Board for handling letters received by the Company and addressed to non-management members of the Board, the office of the Secretary of the Company reviews all such correspondence and forwards to Board members a summary and/or copies of any such correspondence that, in the opinion of the Secretary, deals with the functions of the Board or Committees thereof or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Company's internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Shareholder Proposals for Inclusion in 2015 Proxy Statement. To be eligible for inclusion in the proxy statement for our 2015 Annual Meeting, shareholder proposals must be received by the Company's Secretary no later than the close of business on September 26, 2014. Proposals should be sent to the Secretary, The Walt Disney Company, 500 South Buena Vista Street, Burbank, California 91521-1030 and follow the procedures required by SEC Rule 14a-8.

Shareholder Director Nominations and Other Shareholder Proposals for Presentation at the 2015 Annual Meeting. Under our bylaws, written notice of shareholder nominations to the Board of Directors and any other business proposed by a shareholder that is not to be included in the proxy statement must be delivered to the Company's Secretary not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. Accordingly, any shareholder who wishes to have a nomination or other business considered at the 2015 Annual Meeting must deliver a written notice (containing the information specified in our bylaws regarding the shareholder and the proposed action) to the Company's Secretary between November 18, 2014 and December 18, 2014. SEC rules permit management to vote proxies in its discretion with respect to such matters if we advise shareholders how management intends to vote.

*Continues on next page* ▶

# EXHIBIT C

**Facility Services and Support**

**To: BRAVERMAN, ALAN N**

**Bldg:** Team Disney Building

**Room** 609

**MailCode** 1030

**Phone** 8228-7896

**SL06**



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